

October 17, 2011

<u>Via E-mail</u>
Stephane-Paul Frydman
Chief Financial Officer
Compagnie Générale de Géophysique-Veritas
Tour Main Montparnasse
33, avenue du Maine
75015 Paris France

>　**Re:**　**Compagnie Générale de Géophysique-Veritas**
>　　　　**Form 20-F for the Fiscal Year Ended December 31, 2010**
>　　　　**Filed April 21, 2011**
>　　　　**File No. 1-14622**

Dear Mr. Frydman:

　　　We refer you to our comment letters dated August 3, 2011 and September 30, 2011 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　/s/ Cecilia Blye

　　　　　　　　　　　　　　　　　　Cecilia Blye, Chief
　　　　　　　　　　　　　　　　　　Office of Global Security Risk

cc:　　Roger Schwall
　　　　Assistant Director
　　　　Division of Corporation Finance